EXHIBIT 99.1

Early Warning Release

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD NEWS, Feb. 26, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A; NYSE: BAM) reports that between February 17, 2021 and February 26, 2021 Brookfield, including certain of its controlled affiliates, has disposed of, in aggregate, 2,667,011 common shares (the “West Fraser Shares”) in the capital of West Fraser Timber Co. Ltd. (“West Fraser”) on the Toronto Stock Exchange in open market sales for aggregate cash consideration of $229,499,413, at prices between $83.00 per West Fraser Share and $91.51 per West Fraser Share (the “Transactions”).

Prior to giving effect to the Transactions, Brookfield held an aggregate of 23,481,584 West Fraser Shares (representing approximately 19.4% of the West Fraser Shares currently outstanding). Following the Transactions, Brookfield held an aggregate of 20,814,573 West Fraser Shares, representing approximately 17.2% of the issued and outstanding West Fraser Shares, a decrease of approximately 2.2%.

This press release is being issued in accordance with the early warning reporting requirements prescribed by National Instrument 62-103. An Early Warning Report with additional information in respect of the foregoing matters will be filed for Brookfield. A copy of such report may be obtained from the SEDAR profile of West Fraser at www.sedar.com.

Brookfield holds the West Fraser Shares for investment purposes. From time to time, Brookfield will review its holdings of West Fraser Shares and, depending on market conditions, general economic conditions and industry conditions, the trading price of the West Fraser Shares, West Fraser’s business and financial condition and prospects and/or other relevant factors, may increase or decrease its investment in the West Fraser Shares in open market or in privately negotiated transactions with one or more persons.

West Fraser’s head office is located at 501- 858 Beatty Street, Vancouver, British Columbia, V6B 1C1.

Brookfield Asset Management Inc. is a leading global alternative asset manager with US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world— including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively.

For more information, please visit our website at www.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Notice to Readers

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include future or conditional verbs such as “may” and “will”. In particular, the forward-looking statements contained in this news release include statements referring to future changes in Brookfield’s investment in the West Fraser Shares, which may in turn depend upon the future trading price of the West Fraser Shares and West Fraser’s future business and financial condition and prospects, among other factors.

Although Brookfield believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, including the ongoing COVID-19 global pandemic and the related government-mandated economic restrictions, which may cause the actual results, performance or achievements of Brookfield and West Fraser to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related government-mandated economic restrictions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions or dispositions; (vi) the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; and (vii) other factors detailed from time to time in our and West Fraser’s documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.